UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 23, 2009 that the Company Reports Results for the Fourth Quarter and Year Ended December 31, 2008.

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-3, filed on July 2, 2008, Registration Statement No. 333-152089, and the Company's Registration Statement on Form S-8, filed on December 18, 2007, Registration Statement No. 333-148124.

Euroseas Ltd. Reports Results for the Fourth Quarter and Year Ended December 31, 2008

Maroussi, Athens, Greece – February 23, 2009 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the fourth quarter of 2008 and year ended December 31, 2008.

Fourth Quarter 2008 Highlights:

•

Net loss of $22.6 million or $0.74 per share basic and diluted on total net revenues of $24.3 million. The results include a $25.1 million impairment loss on fixed assets. Excluding the effect on the earnings for the quarter of the impairment loss as well as the effect from the loss on derivatives and investments and the amortization of the fair value of time charter contracts acquired, the earnings per share for the quarter ended December 31, 2008 would have been $7.0 million or $0.23 per share basic and diluted.

•

Adjusted EBITDA was $13.1 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16 vessels were operated during the fourth quarter of 2008 earning an average time charter equivalent rate of $17,971 per day.

•

Declared a quarterly dividend of $0.10 per share for the fourth quarter of 2008 payable on March 20, 2009 to shareholders of record on March 12, 2009. This is the fourteenth consecutive quarterly dividend declared.

Full Year 2008 Highlights:

•

Net income of $23.6 million or $0.78 per share basic and $0.77 per share diluted on total net revenues of $127.1 million. The results include a $25.1 million impairment loss on fixed assets. Excluding the effect on the earnings for the year of the impairment loss as well as the effect from the loss on derivatives and investments and amortization of the fair value of time charter contracts acquired the earnings per share for the year ended December 31, 2008 would have been $48.1 million or $1.58 per share basic and diluted.

•

Adjusted EBITDA was $78.9 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.62 vessels were operated during 2008 earning an average time charter equivalent rate of $23,837 per day

•

Declared quarterly dividends for the first, second, third and fourth quarters of 2008, aggregating $0.93 per share.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The fourth quarter of 2008 was a very challenging one for most shipping companies. Over the past year, we have been preparing for a possible market downturn by maintaining a strong balance sheet with a very low level of debt and plenty of cash. In 2008, we avoided investing in new acquisitions, except for one which was protected through a 3-year time charter.

Our results for the fourth quarter 2008 were greatly impacted by about $25 million impairment charge we took mainly on m/v Ioanna P. This vessel was our latest drybulk acquisition and was sold during the first quarter of 2009. Until its sale, this vessel contributed $14.7 million in operating earnings; had the good markets lasted ‘till mid 2009, as we had expected at the time of its purchase, it would have earned us enough to prove a successful investment.

Looking forward into 2009 and 2010, we expect to witness a difficult market which will however present significant expansion opportunities. We have currently covered about 75% of our drybulk and 54% of our container available days for 2009, and, about 75% of our drybulk and 26% of our container available days for 2010 with time charter or FFA contracts. Revenues of the vessels that will come out of existing charters in 2009 are expected to be low and especially in the container market it may prove more economical to temporarily lay-up some vessels (we have already laid up M/V ARTEMIS).

We have already started implementing a fleet renewal program by purchasing two drybulk vessels of around 11-12 years old and selling two of our 25-year old drybulk vessels.  The incremental capital expenditure was about $32 million out of which $10 million is financed with debt and we expect to use $10 million more to finance the ship that we are taking delivery of in early March; if we did the same two replacements in our fleet, five months ago we would have a net capital outlay in excess of $100 million. We will continue with our modernization and fleet expansion program at opportune times.

Our Board confirmed its intention to continue paying healthy dividends to our shareholders throughout the market cycles in parallel with our expansion program, as far as practically possible. In that respect we are happy to have declared a quarterly dividend of $0.10 per share which represents a yield of about 9.5% on the basis of our stock price on February 20, 2009.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the full year of 2008 reflect significantly higher revenues compared to 2007 due to the higher average time charter equivalent rate our vessels have achieved during the year and the higher number of vessels in our fleet.  Our results for the fourth quarter 2008 were lower compared to the same period for 2007.  Our results were also negatively affected by impairment and other non-cash losses on interest rate derivatives, FFAs and declines in value of a small amount of securities held.

Daily vessel operating expenses, including management fees, during 2008 reflect an increase of about 15.4% on a per vessel per day basis compared to 2007. Despite this increase, we maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages. It is worth noting that in the second half of 2008 most of the cost increases that occurred in the second quarter were reversed. We will continue to focus on controlling and reducing our costs while ensuring safe operations.

I would like to note that we are in full compliance with all our debt covenants as of December 31, 2008. As of December 31, 2008, our outstanding debt is about $56 million versus restricted and unrestricted cash of more than $80 million. Even after accounting for the capital expenditures for our two acquisitions in 2009, we are left with about $70 million of restricted and unrestricted cash. Our scheduled debt repayments in 2009 are about $13.2 million, a number low enough to provide us with operational cash flow comfort. We estimate that our cash flow breakeven for 2009 excluding dividend payments is around $9,500 per vessel per day.”

Fourth Quarter 2008 Results:

For the fourth quarter of 2008, the Company reported total net revenues of $24.3 million representing a 22.8% decrease over total net revenues of $31.5 million during the fourth quarter of 2007. The Company reported a net loss for the period of $22.6 million as compared to net income of $15.3 million for the fourth quarter of 2007. The results for the fourth quarter of 2008 include a $25.1 million impairment loss on the book value of the vessels and a $4.7 million loss on derivatives and investments as compared to $0.1 million gain on investments for the same period of 2007. On average, 16 vessels were operated during the fourth quarter 2008 earning an average time charter equivalent rate of $17,971 per day compared to 14.63 vessels in the same period 2007 earning on average $26,479 per day.

Adjusted EBITDA for the fourth quarter of 2008 was $13.1 million, a 39.0% decrease from $21.5 million achieved during the fourth quarter of 2007. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted loss per share for the fourth quarter of 2008 was $0.74, calculated on 30,520,584 and 30,534,713 weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.55 for the fourth quarter of 2007, calculated on 27,610,993 and 27,748,850 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the impairment loss, loss on investments and derivatives and amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended December 31, 2008 would have been $0.23 per share basic and diluted and, for the quarter ended December 31, 2007 would have been $0.50 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

The Company has declared a quarterly dividend of $0.10 per share, which represents its fourteenth consecutive quarterly dividend and a 67% decrease over last year’s fourth quarter dividend, reflecting the recent dramatic change of market conditions and the Company’s continuing investment strategy.  The dividend is payable on March 20, 2009 to shareholders of record as of March 12, 2009.

Year Ended December 31, 2008 Results:

For the year ended December 31, 2008, the Company reported total net revenues of $127.1 million and net income of $23.6 million, representing a 54.8% increase and 41.9% decrease, respectively over 2007. The results for the year also include a $25.1 million impairment loss on the book value of the vessels and a $5.4 million loss on derivatives and investments as compared to $0.1 million gain on investments for the same period of 2007. Results for the year ended December 31, 2007 included a capital gain of $3.4 million from the sale of M/V “Ariel”.

Adjusted EBITDA for the period was $78.9 million, a 27.9% increase over 2007 (please see below for Adjusted EBITDA reconciliation to net income and cash flow from operating activities). In the year ended December 31, 2007, net revenues were $82.1 million, net income was $40.7 million and Adjusted EBITDA was $61.7 million.  On average,15.62 vessels were operated during the year 2008 earning an average time charter equivalent rate of $23,837 per day compared to 11.46 vessels in the same period 2007 earning a time charter equivalent rate of $21,468.

Basic earnings per share for the year ended December 31, 2008 were $0.78 calculated on 30,437,107 weighted average number of shares outstanding, compared to basic earnings per share of $1.89 for 2007 calculated on 21,566,619 weighted average number of shares outstanding. Diluted earnings per share for the year ended December 31, 2008 were $0.77 calculated on 30,505,476 weighted average number of shares outstanding, compared to basic earnings per share of $1.88 for 2007 calculated on 21,644,920 weighted average number of shares outstanding.

Excluding the effect on the earnings for the year of the impairment loss, loss on investments and derivatives and from the amortization of the fair value of time charter contracts acquired the earnings per share for the year ended December 31, 2008 would have been $1.58 per share basic and diluted, and, for the year ended December 31, 2007 would have been $1.75 per share basic and $1.74 per share diluted exclusive of a $0.17 per share capital gain from the sale of M/V Ariel in February 2007. Usually, security analysts do not include the above in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile after delivering the vessels Ioanna P and Nikolas P to their new owners in January and February 2009, respectively, taking delivery of MONICA P in January 2009 and after taking delivery in early March 2009 of the recently acquired GLORIOUS WIND (to be renamed ELENI P) will be  as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
GLORIOUS WIND (to be renamed ELENI P)	Panamax	72,119		1997	Spot
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	5	296,479

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Open
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til Mar-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Oct-09 ‘til Oct-10 (owner’s option)	$12,000 $10,000 (owner’s option)
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	Open
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	592,734	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

Summary Fleet Data:

	3 months, ended December 31, 2007	3 months, ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2008
FLEET DATA
Average number of vessels (1)	14.63	16.00	11.46	15.62
Calendar days for fleet (2)	1,346.0	1,472.0	4,190.0	5,714.0
Available days for fleet (3)	1,253.0	1,460.1	3,980.0	5,563.2
Voyage days for fleet (4)	1,245.5	1,401.7	3,968.9	5,450.5
Fleet utilization (5)	99.4%	96.0%	99.7%	98.0%

AVERAGE DAILY RESULTS (USD/day/vessel)
Time charter equivalent rate (6)	26,479	17,971	21,468	23,837
Vessel operating expenses (7)	5,399	5,730	4,991	5,759
General and administrative expenses (8)	1,105	525	634	710
Total vessel operating expenses (9)	6,504	6,255	5,625	6,469

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and management fees are calculated by dividing vessel operating expenses plus management fees by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, February 24, 2009 at 10:30 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until March 3, 2009 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the fourth quarter and year ended December 31, 2008 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended, December 31,	Year Ended, December 31,	Year Ended December 31,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	33,041,513	25,451,506	86,104,365	133,016,281
Commissions	(1,516,764)	(1,112,667)	(4,024,032)	(5,940,460)
Net revenues	31,524,749	24,338,839	82,080,333	127,075,821

Operating expenses
Voyage expenses	62,177	262,461	897,463	3,092,323
Vessel operating expenses	6,022,711	7,168,597	17,240,132	27,521,194
Amortization and depreciation	7,132,304	7,722,923	17,963,072	33,067,121
Impairment loss	-	25,113,364	-	25,113,364
Management fees	1,244,343	1,265,760	3,669,137	5,387,415
Other general and administrative expenses	1,487,958	772,561	2,656,176	4,057,736
Total operating expenses	15,949,493	42,305,666	42,425,980	98,239,153

Net gain from sale of vessel	-	-	3,411,397	-
Operating income	15,575,256	(17,966,827)	43,065,750	28,836,668
Other income/(expenses)
Interest and finance cost	(1,259,048)	(619,077)	(4,850,239)	(2,930,737)
Interest income	909,686	783,159	2,357,633	3,168,501
Gain (loss) from investments	98,744	(1,436,513)	98,744	(1,997,524)
Loss on derivatives	-	(3,364,429)	-	(3,474,635)
Foreign exchange (loss) gain	(6,060)	24,164	(7,824)	7,888
Other expenses, net	(256,678)	(4,612,696)	(2,401,686)	(5,226,507)

Net income (loss)	15,318,578	(22,579,523)	40,664,064	23,610,161
Earnings (loss), per share, basic	0.55	(0.74)	1.89	0.78
Weighted average number of shares, basic	27,610,993	30,520,584	21,566,619	30,437,107
Earnings (loss), per share, diluted	0.55	(0.74)	1.88	0.77
Weighted average number of shares, diluted	27,748,850	30,534,713	21,644,920	30,505,476

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2007	December 31, 2008
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	104,135,320	73,851,191
Trade accounts receivable	1,174,045	1,237,592
Other receivables, net	741,081	1,439,628
Due from related company	5,291,197	4,678,750
Inventories	1,903,678	2,011,973
Restricted cash	1,739,879	2,181,264
Vessels held for sale	-	6,067,020
Trading securities	2,891,658	771,727
Derivatives	-	61,670
Prepaid expenses	430,605	241,102
Total current assets	118,307,463	92,541,917

Fixed assets:
Vessels, net	238,248,984	231,127,386
Advances for vessel acquisition	-	1,821,798
Long-term assets:
Restricted cash	4,500,000	4,800,000
Deferred charges, net	5,529,870	7,771,342
Derivatives	-	68,038
Fair value of above market time charter acquired	4,604,514	1,653,422
Total long-term assets	252,883,368	247,241,986
Total assets	371,190,831	339,783,903

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	25,575,000	12,450,000
Trade accounts payable	3,789,764	2,283,488
Accrued expenses	2,043,585	1,206,466
Accrued dividends	-	116,750
Deferred revenue	3,774,162	3,764,935
Derivatives	-	827,210
Total current liabilities	35,182,511	20,648,849

Long-term liabilities:
Long term debt, net of current portion	56,015,000	43,565,000
Derivatives	-	2,700,028
Fair value of below market time charter acquired	8,202,972	8,704,811
Total long-term liabilities	64,217,972	54,969,839
Total liabilities	99,400,483	75,618,688

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,261,113 and 30,575,611 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	907,834	917,269
Additional paid-in capital	231,147,700	234,567,670
Retained earnings	39,734,814	28,680,276
Total shareholders' equity	271,790,348	264,165,215
Total liabilities and shareholders' equity	371,190,831	339,783,903

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,
	2007	2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	40,664,064	23,610,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	16,423,092	29,120,972
Impairment of vessels	-	25,113,364
Amortization of deferred charges	1,612,695	4,031,290
Amortization of fair value of time charters	548,254	(6,144,507)
Gain on sale of vessels	(3,411,397)	-
Share-based compensation	822,782	1,618,484
Investment in trading securities, net	(2,792,914)	(192,859)
Loss on trading securities	(98,744)	2,312,790
Loss on derivatives	-	3,397,530
Changes in operating assets and liabilities	(4,809,062)	(8,583,484)
Net cash provided by operating activities	48,958,770	74,283,741

Cash flows from investing activities:
Purchase of vessels including improvements	(149,502,254)	(43,582,320)
Advances for vessel acquisition	-	(1,821,798)
Change in restricted cash	(2,393,258)	(741,385)
Proceeds from sale of vessels	5,223,521	-
Net cash (used in) investing activities	(146,671,991)	(46,145,503)

Cash flows from financing activities:
Issuance of share capital	527,204	5,030
Net proceeds from shares issued	213,692,070	1,805,892
Dividends paid	(20,278,535)	(34,547,949)
Loan arrangement fees paid	(110,000)	-
Offering expenses paid	(1,413,305)	(110,340)
Proceeds from long term debt	25,000,000	-
Repayment of long-term debt	(18,360,000)	(25,575,000)
Net cash provided by / (used in) financing activities	199,057,434	(58,422,367)

Net increase / (decrease) in cash and cash equivalents	101,344,213	(30,284,129)
Cash and cash equivalents at beginning of period	2,791,107	104,135,320
Cash and cash equivalents at end of period	104,135,320	73,851,191

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2008
Net income/(loss)	15,318,578	(22,579,523)	40,664,064	23,610,161
Interest and finance costs, net (includes interest income)	349,362	(164,082)	2,492,606	(237,764)
Depreciation, amortization of deferred charges and impairment loss	7,132,304	32,836,287	17,963,072	58,180,485
Loss on derivatives	-	3,364,429	-	3,474,635
Amortization of fair value of below market time charter acquired	(2,042,062)	(1,077,768)	(2,390,709)	(9,095,599)
Amortization of fair value of above market time charter acquired	737,773	737,773	2,938,963	2,951,092
Adjusted EBITDA	21,495,955	13,117,116	61,667,996	78,883,010

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2008
Net cash flow provided by operating activities	15,645,916	13,690,216	48,958,770	74,283,741
Changes in operating assets / liabilities	3,449,963	1,107,406	4,809,062	8,583,484
Gain from vessel sale	-	-	3,411,397	-
Loss on trading securities, net	98,744	(1,478,022)	98,744	(2,312,790)
Investment in trading securities, net	2,792,914	130,814	2,792,914	192,859
Loss on derivatives (realized)	-	77,105	-	77,105
Share based compensation	(822,782)	(225,661)	(822,782)	(1,618,484)
Interest, net	331,200	(184,742)	2,419,891	(322,905)
Adjusted EBITDA	21,495,955	13,117,116	61,667,996	78,883,010

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, impairment loss, amortization of deferred charges, amortization of fair value from above or below market time charters acquired and gain or loss on derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from the Impairment Loss, Loss on derivatives, Loss on trading securities, Amortization of the

Fair Value of Charters Acquired and Gain from Vessel Sale to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2008
Net income/(loss)	15,318,578	(22,579,523)	40,664,064	23,610,161
Impairment loss	-	25,113,364	-	25,113,364
Loss on derivatives	-	3,364,429	-	3,474,635
Loss on investments	(98,744)	1,436,513	(98,744)	1,997,524
Amortization of deferred revenue of below market time charter acquired	(2,042,062)	(1,077,768)	(2,390,709)	(9,095,599)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	2,938,963	2,951,092
Gain on vessel sale	-	-	(3,411,397)	-
Net Income excluding impairment loss, loss on derivatives, loss on trading securities, amortization of the fair value of charters acquired and gain on vessel sale	13,915,545	6,994,788	37,702,177	48,051,177
Net Income excluding impairment loss, loss on derivatives, loss on trading securities, amortization of the fair value of charters acquired and gains on vessel sales, basic	0.50	0.23	1.75	1.58
Weighted average number of shares, basic	27,610,993	30,520,584	21,566,619	30,437,107
Net Income excluding impairment loss, loss on derivatives, loss on trading securities, amortization of the fair value of charters acquired and gains on vessel sales, diluted	0.50	0.23	1.74	1.58
Weighted average number of shares, diluted	27,748,850	30,534,713	21,644,920	30,505,476

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of M/V GLORIOUS WIND in March 2009, the Company will have a fleet of 16 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 Handysize drybulk carrier, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 296,479 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  February 23, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President